EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

Net income (loss)	$(1,787)	$491	$(2,483)	$784

Net income (loss) per share – Basic:

Weighted average common shares - Basic	17,577,315	17,577,315	17,577,315	17,577,315

Net income (loss) per share – Basic	$(0.10)	$0.03	$(0.14)	$0.04

Net income (loss) per share – Diluted:

Shares used in this computation:
Weighted average common shares - Basic	17,577,315	17,577,315	17,577,315	17,577,315
Dilutive effect of shares under employee stock plans - See Note	—	260,290	—	399,676
Weighted average common shares – Diluted - See Note	17,577,315	17,837,605	17,577,315	17,976,991

Net income (loss) per share – Diluted	$(0.10)	$0.03	$(0.14)	$0.04

Note:                   For the three and nine months ended September 30, 2003, the effect of diluted net loss per share would be anti-dilutive as the Company incurred a net loss for the respective periods.  As such, dilutive effect of outstanding stock options are excluded from the calculation of the diluted weighted average common shares, and the weighted average common shares is used for both the basic loss per share and the diluted net loss per share.